Exhibit 99.1

CANADIAN ZINC CORPORATION

June 21, 2016

British Columbia Securities Commission	Ontario Securities Commission
Toronto Stock Exchange	Alberta Securities Commission
Manitoba Securities Commission	Autorité des marchés financiers
New Brunswick Financial and Consumer Services Commission
Financial and Consumer Affairs Authority of Saskatchewan

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were submitted to a vote at the annual general meeting of Canadian Zinc Corporation (the "Issuer") held on June 21, 2016. The report on the voting results is as follows:

1. Number of Directors

By a unanimous vote on a show of hands, the number of directors was determined at seven.

2. Election of Directors

By a unanimous vote on a show of hands, the following persons were elected as directors of the Issuer until the next annual general meeting:

John F. Kearney	Dave Nickerson
Jean-Charles Potvin	Malcolm JA Swallow
Alan B. Taylor	Ian Ward
John Warwick

3. Appointment of Auditors and Auditors' Remuneration

By a unanimous vote on a show of hands, KPMG LLP were appointed as auditors of the Issuer, for the ensuing year, and the directors were authorized to fix the auditors' remuneration.

Canadian Zinc Corporation

Per:	"John F. Kearney"
John F. Kearney
Chairman, President and Chief Executive Officer